Exhibit 99(oo)

[August 27, 1996 Letter to IES Bargaining Unit]

                                                     August 27, 1996




Mr. Ken D. Sagar
Business Manager/Financial Secretary
IBEW, Local Union No. 204
116 14th Avenue, SE
Cedar Rapids, IA 52401

Dear Mr. Sagar:

Thank you for your letter of August 26, 1996 in which you ask several questions about the proposed IES/MidAmerican merger. MidAmerican shares your concern about accurate information being made available to the membership of Local 204. Your questions and MidAmerican's responses follow.

1. How will the MidAmerican merger proposal impact union/bargaining unit jobs on the IES/MEC properties?

         Both the Wisconsin proposal and the MidAmerican proposal will lead to employment reductions. MidAmerican and IES together currently employ approximately 6,237 persons. Our preliminary estimate of savings from the merger includes a workforce reduction of approximately 450 positions from the current combined employment level compared to a reduction of 750 positions in the Wisconsin proposal. Under the MidAmerican proposal that adjustment would be accomplished primarily through normal attrition and other voluntary programs such as early retirement and would be dispersed throughout the service areas. At this time it is not known how many of the anticipated reduction of 450 positions will be in Union-represented classifications. We do not anticipate that layoffs will be required. We will be particularly mindful of the need to maintain a sufficient work force to provide safe and reliable energy services. We believe that the merged company will be a strong competitor and a company that will provide excellent employment opportunities.

2. What will MidAmerican's philosophy be in dealing with bargaining unit employment reductions?

         In prior mergers, MidAmerican and its predecessor companies met with the leadership of affected local Unions to negotiate the terms of employment reduction programs which included early retirement, buyouts, and layoff with recall rights. If bargaining unit employment reductions are necessary, MidAmerican would meet with the leadership of

Mr. Ken Sagar
August 27, 1996
Page 2



         Local 204 to negotiate appropriate reduction programs. We anticipate that these would be voluntary programs.

3. Will MidAmerican recognize and assume all the union contracts on IES property?

         Yes. MidAmerican will recognize existing collective bargaining agreements.

4. Would MidAmerican be willing to offer an employment security agreement to union workers at IES?

         The  Union   agreements  that   MidAmerican   will  recognize   provide
         significant employment security to Union members. As we previously noted, any reductions in Union employment following the merger should be achievable through attrition and voluntary programs. In our recent merger, 86% of eligible Union members took advantage of the early retirement program.

5. What is MidAmerican's philosophy on the use of contractors (union and non-union)?

         MidAmerican currently uses contractors to supplement its workforce, as needed. We anticipate this will continue following the merger of IES and MidAmerican. We believe that Union contractors and their employees can be competitive with non-union workers, and we make strong efforts to utilize the represented trades.

6.       How will the MidAmerican merger proposal benefit IES union employees?

         A successful merger of IES and MidAmerican will result in a regional company, based in Iowa. Our focus will be on doing what we, the Company and the Unions, do best; that is to provide reliable and safe energy services to existing and prospective customers. We believe that the more profitable and competitive we are, the greater the employment opportunities for all employees.

7. How does MidAmerican believe the radical restructuring of the utility industry will impact its union employees and how will the company address these impacts?

         As the industry changes, MidAmerican wants to continue to serve its customers as well as expand to serve new customers and take advantage of new opportunities. The changes in the industry will mean that energy providers will make less profit on a kWh or therm of energy, but it will also mean new markets for energy services; increased opportunities for

Mr. Ken Sagar
August 27, 1996
Page 3


         new services and products;  incentives to maintain efficient,  safe and
         reliable   services   to  retain  and  attract   new   customers;   and
         opportunities for financial and employment growth.

Please let us know if you have additional questions regarding the merger of IES and MidAmerican.

                                                     Sincerely,
                                                     /s/ Stanley J. Bright
                                                     Stanley J. Bright
                                                     President and CEO